December 20, 2006


Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Revised Preliminary Proxy Statement on Schedule 14A filed
           November 21, 2006
         Form 10-KSB for the year ended June 30, 2006, as amended
         Form 8-K filed September 11, 2006
         File No. 0-09347

Dear Ms. Jacobs:

Alanco received your comment letter, dated December 11, 2006, pertaining to a review by the SEC of our revised Preliminary Proxy Statement on Schedule 14A filed on November 21, 2006. In addition to the Proxy Statement, the comments referenced our Form 10-KSB and Form 8-K indicated above. We have filed a marked copy of our amended Proxy Statement, our amended Form 10-KSB, and our Form 10-QSB for the period ending September 30, 2006 modifying the documents as requested. We also refiled our Form 8-K on December 12, 2006 to rectify the format problem which caused the pro forma financials to be illegible.

As explained in our letter of November 20, 2006, we have rescheduled our annual meeting for January 30, 2007. We request your earliest possible response to our revisions as the Company will incur severe financial penalties if we are not able to hold our meeting in January. Your understanding and cooperation with our situation will be greatly appreciated.

Presented below are the SEC comments specified in the December 11, 2006 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Revised Preliminary Proxy Statement on Schedule 14A

General

1. It does not appear that you have filed a form of proxy with your preliminary proxy statement as required by Rule 14a-4 under the Exchange Act. Upon refiling your revised preliminary proxy statement, please include a form of proxy. The form of proxy should be clearly marked to show that it is a preliminary copy. See Rule 14a-6(e)(1) under the Exchange Act.

The form of proxy, marked "Preliminary", has been included in our revision as the final page of the proxy statement.

Proposal No. 5, page 17

2. Your response to comment 4 of our letter dated November 1, 2006 states all information required by Item 14 of Schedule 14A has been included in the proxy statement by incorporation by reference or otherwise. It does not appear, however, that a management's discussion and analysis for StarTrak Systems has been afforded pursuant to the requirements of
          Item 14(c)(2) of Schedule 14A and Item 17 of Form S-4, nor does it appear that the proxy statement includes a summary term sheet required by Item 14(b)(1) of Schedule 14A. Please revise or otherwise advise.

Pursuant to your comments, we have added a StarTrak management's discussion and analysis section and have included a summary term sheet.

3. We refer you to the immediately preceding comment. In addition to the information requested in the comment above, expand the discussion of the background of the transaction with StarTrak Systems to describe all meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting. For example, please explain the circumstances that led to Cronus Partners' decision to contact Alanco. Did Cronus Partners have a preexisting relationship with Alanco? See Item 14(b)(7) of Schedule 14A. Also, revise to discuss whether Cronus Partners or Alanco used the services of a financial advisor or a third party to evaluate the transaction. To the extent that Alanco received reports, opinions or appraisals, please disclose. See Item 14(b)(6) of
          Schedule 14A.

We have expanded the discussion of the background of the transaction with StarTrak to include all pertinent information. We have also explained that there was no prior relationship between Alanco and Cronus Partners. The Company did use the services of an outside consultant to evaluate the transaction, and this fact and findings have been added to our proxy statement.

Information Incorporated by Reference, page 21

4. We note your response to comment 6 of our letter dated November 1, 2006, but we continue to believe that it does not appear that the referenced reports are incorporated in a manner permitted by the items of Schedule 14A. More specifically, a company may only incorporate by reference information required by Item 14(c) of Schedule 14A as set forth by Item 14(e)(1) or (2). Please advise us of the basis for your belief that you may incorporate by reference as set forth by Item 14(e)(1). Alternatively, revise to incorporate by reference in a manner consistent with Item 14(e)(2) or otherwise include the information required by Item 14(c) directly in your proxy statement.

We have revised our proxy statement to include the information required by Item 14(c) directly in the proxy statement.

Form 10-KSB for the Year Ended June 30, 2006, as amended

Item 8A. Controls and Procedures

5. We note your revised disclosure in response to comment 7 of our letter dated November 1, 2006. Please explain to us your reference to "various evaluations" as of June 30, 2006. We note the necessary quarterly evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act. Further, it appears that your officers'conclusion with respect to such evaluations continue to qualify the effectiveness of your disclosure controls and procedures to being "able to collect, process and disclose the information [you are] required to disclose in the reports [you] file with the SEC within the required periods." This information varies from the definition of disclosure controls and procedures set forth in Rule 13a-15(e). We note similar disclosure in your recently filed Form 10-QSB for the quarter ended September 30, 2006. Please revise these periodic reports to conclude whether your officers determined your disclosure controls and procedures, as defined in Rule 13a-15(e), to be effective as of June 30 and September 30, 2006. Please also confirm to us that you will consider this comment in preparing future periodic reports.

We have revised our Form 10-KSB and Form 10-QSB for the quarter ended September 30, 2006, to comply with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) and to conclude that our officers determined our disclosure controls and procedures to be effective as of the specified dates. We will consider your comment in preparing future periodic reports.

6. Your revised disclosures in response to comment 8 of our letter dated November 1, 2006 addressed the requirements of Item 308(c) of Regulation S-B, but did not address our concern as to the definition for "internal controls" set forth in your disclosure. Such definition differs from the definition for internal control over financial reporting set forth in Rule 13(a)-15(f) under the Exchange Act. Please revise to confirm whether your internal control over financial reporting conforms to the definition set forth in Rule 15(d)-15(f).

We have revised our Form 10-KSB to conform our definition for internal controls over financial reporting as set forth in Rule 13(a)-15(f) and Rule 15(d)-15(f).

Form 8-K filed September 11, 2006

7. We note your response to comment 9 of our letter dated November 1, 2006. Your Form 8-K filed September 11, 2006 includes StarTrak Systems' audited financial statements for the years ended December 31, 2005 and 2004. It, however, does not appear that interim financial statements pursuant to Item 310(e)(3)(i) of Regulation S-B nor pro forma information pursuant to Item 310(d) of Regulation S-B has been provided. With the acquisition of StarTrak Systems having closed in June 2006, it would appear that interim financial statements for StarTrak Systems for the quarter ended March 31, 2006 need to be included. We further note that pro forma information was intended to be provided, but the filing does not appear to have effectively provided such information.

We have revised our proxy statement to directly include StarTrak's audited financial statements and pro forma information that were included in our Form 8-K filed September 11, 2006, as well as interim financial statements for StarTrak for the period ended March 31, 2006. As stated previously, we have also refiled our Form 8-K to correct the format problem with the document containing the pro forma information.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,

/s/ John A. Carlson                         /s/ Adele Mackintosh

John A. Carlson                             Adele Mackintosh
Executive VP and CFO                        Corporate Secretary